SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

Report of Foreign Private Issuer
Pursuant to Rule 13a–16 or 15d–16 of
the Securities Exchange Act of 1934

January 25, 2006

telent plc
(Exact name of Registrant as specified in its Charter)

New Century Park
PO Box 53
Coventry
CV3 1HJ
(Address of Registered Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.)

Form 20–F ☒	Form 40–F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-117681) as amended, filed by Marconi Corporation plc (now known as telent plc) under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by telent plc (formerly known as Marconi Corporation plc) under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), telent plc (formerly known as Marconi Corporation plc) (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company’s Registration Statement on Form F-3 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company’s judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

telent plc
(incorporated and registered in England and Wales under number 67307)

On January 24, 2006, Marconi Corporation plc (now known as telent plc) (the “Company”) announced the completion of the Master Closing of the sale of its telecommunications equipment and international services businesses to Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”) following the satisfaction of all conditions precedent to the completion of the sale. Information about the assets being sold to Ericsson and the consideration for the sale may be found in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on January 19, 2006 (the “Form 6-K”). As set out in the Form 6-K, Master Closing constitutes the closing of the transfer of the relevant businesses of the Company to Ericsson in Italy, Germany, the United Kingdom and the United States and the majority of the other jurisdictions. The closings in the other jurisdictions will take place over the coming months.

Also on January 24, 2006, the Company announced that it has changed its name to telent plc, effective January 24, 2006. Consequently, from January 25, 2006, the Company’s ordinary shares will trade on the London Stock Exchange under the ticker TLNT.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELENT PLC

Date: January 26, 2006	By:	/s/ M SKELLY

M Skelly Company Secretary